1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

June 11, 2013

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Larry Greene, Division of Investment Management

Re:	Morgan Stanley Asia-Pacific Fund, Inc. (the “Fund”)
(File No. 333-1597 and 811-8388)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s Schedule TO-I, filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2013.  The Fund has considered your comments and has authorized us to make responses and acknowledgements discussed below relating to the Fund’s Schedule TO-I on its behalf.  Below, we describe any necessary changes to be made to future Schedule TO-Is in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                                This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as a correspondence.

Comment 2.                            Please confirm that the “Offer for Cash” section complies with the font size requirements of Rule 420 under the Securities Act of 1933.

Response 2.                                The font size complies with the requirements of Rule 420.

Comment 3.                            With respect to the disclosure under Item 1, “If more than 929,904 Shares are duly tendered pursuant to the Offer (and not withdrawn as provided in Section 4), unless the Fund determines not to purchase any Shares, the Fund will purchase Shares from tendering Stockholders, in accordance with the terms and conditions specified in the Offer, on a pro rata basis (disregarding fractions), in accordance with the number of Shares duly tendered by or on behalf of each Stockholder (and not so withdrawn)…” please clarify what is mean by “pro rata basis (disregarding fractions).”

Response 3.                                This disclosure indicates that, to the extent the tender offer is oversubscribed, the Fund will purchase Shares from Stockholders on a pro rata basis and, after applying the appropriate pro ration, will round each Stockholder’s allotment to the nearest whole number of Shares.  For example, if after pro ration a Stockholder was allocated 5.7 Shares, the Fund would purchase 6 Shares from that Stockholder. If the pro ration for that Stockholder had instead been 5.4 Shares, the Fund would purchase 5 Shares from that Stockholder.

Comment 4.                            Please confirm that the current ongoing conflict in certain regions would not be used with respect to Item 13(e) on page 15 as a basis for cancelling the offer, amending the offer or postponing acceptance of shares tendered.

Response 4.                                Item 13(e) states in part that the “Fund shall not be required to accept for payment or pay for any shares, may postpone the acceptance of payment of, or payment for, tendered Shares, and may in its reasonable discretion, terminate or amend the Offer as to any Shares not then paid for if … there is any… commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any foreign country in which the Fund invests or which is material to the Fund.” The Trustees have not currently determined that any armed conflict in which the United States or any foreign country in which the Fund invests or which is material to the Fund is presently engaged is material to the Fund. In the absence of such a finding, the Fund does not anticipate cancelling, amending or postponing the acceptance of tenders due to armed conflicts in which the United States is presently engaged.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•              the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0452 (fax) or Mary E. Mullin of Morgan Stanley at (212) 296-6988 (tel) or (212) 507-3954 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss